UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

Turning Point Brands, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

May 10, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 90041L105
1	NAME OF REPORTING PERSON Corbin Capital Partners Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 1,233,090
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,233,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%*
12	TYPE OF REPORTING PERSON OO
*
All percentages of Common Stock outstanding contained herein are based on 15,956,507 shares of Common Stock outstanding, as reported in the Issuer’s prospectus dated May 10, 2016, as filed with the Securities and Exchange Commission on May 12, 2016.

CUSIP No.: 90041L105
1	NAME OF REPORTING PERSON Corbin Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 1,233,090
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,233,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 90041L105
1	NAME OF REPORTING PERSON Fort George Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 1,233,090
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,233,090
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,233,090
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%
12	TYPE OF REPORTING PERSON OO

CUSIP No.:  90041L105

Item 1(a)	NAME OF ISSUER:

Turning Point Brands, Inc.

Item 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

5201 Interchange Way
Louisville, Kentucky 40229

ITEM 2(a)-(c)	NAME, PRINCIPAL BUSINESS ADDRESS AND CITIZENSHIP OF PERSONS FILING:

Corbin Capital Partners Group, LLC
590 Madison Avenue, 31st Floor
New York, New York  10022,
which is a Delaware limited liability company.

Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, New York  10022,
which is a Delaware limited partnership.

Fort George Investments, LLC
c/o Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, New York  10022,
which is a Delaware limited liability company.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share

ITEM 2(e)	CUSIP NO.:

90041L105

CUSIP No.: 90041L105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13d-1(b) or §240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No.:  90041L105

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
Corbin Capital Partners Group, LLC  – 1,233,090
Corbin Capital Partners, L.P. –  1,233,090
Fort George Investments, LLC –  1,233,090

(b)	Percent of class:
Corbin Capital Partners Group, LLC  – 7.7%
Corbin Capital Partners, L.P. – 7.7%
Fort George Investments, LLC – 7.7%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
Corbin Capital Partners Group, LLC  – 0
Corbin Capital Partners, L.P. – 0
Fort George Investments, LLC – 0
(ii)	Shared power to vote or direct the vote
Corbin Capital Partners Group, LLC – 1,233,090
Corbin Capital Partners, L.P. – 1,233,090
Fort George Investments, LLC – 1,233,090
(iii)	Sole power to dispose or to direct the disposition of
Corbin Capital Partners Group, LLC – 0
Corbin Capital Partners, L.P. – 0
Fort George Investments, LLC – 0
(iv)	Shared power to dispose or to direct the disposition of
Corbin Capital Partners Group, LLC  –  1,233,090
Corbin Capital Partners, L.P. –  1,233,090
Fort George Investments, LLC –  1,233,090

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

N/A

CUSIP No.:  90041L105

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule, pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2016

Corbin Capital Partners Group, LLC

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Authorized Signatory

Corbin Capital Partners, L.P.

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Fort George Investments, LLC

By:	Corbin Capital Partners Management, LLC, its managing member

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of each person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G dated May 16, 2016 relating to the Common Stock, par value $0.01 per share of Turning Point Brands, Inc. shall be filed on behalf of the undersigned.

Date: May 16, 2016

Corbin Capital Partners Group, LLC

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Authorized Signatory

Corbin Capital Partners, L.P.

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Fort George Investments, LLC

By:	Corbin Capital Partners Management, LLC, its managing member

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer